UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Titan Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

888314606

(CUSIP Number)

DAVID E. LAZAR

Villa 1, 14-43rd Street

Jumeirah 2

Dubai, United Arab Emirates

(646) 768-8417

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 14, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS DAVID E. LAZAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Portugal, Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,331,402
	8	SHARED VOTING POWER 359,066
	9	SOLE DISPOSITIVE POWER 3,331,402
	10	SHARED DISPOSITIVE POWER 359,066
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,690,468
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.2%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS ACTIVIST INVESTING LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 359,066
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 359,066
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,066
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON OO

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

In connection with the Issuer’s previously disclosed review of strategic alternatives, on December 15, 2022, the Issuer issued a press release (the “Press Release”) disclosing its entry into a non-binding letter of intent (the “Non-Binding Letter of Intent”) to acquire a leading developer of personal air and land vehicles specializing in the Advanced Air Mobility market (the “Acquisition Target”) in a reverse merger transaction (the “Proposed Reverse Merger”), subject to, among other things, the negotiation of a definitive merger agreement, approval of the Proposed Reverse Merger by the Issuer’s Board of Directors (the “Board”) and shareholders, approval of the continued listing by Nasdaq of the Shares on the Nasdaq Capital Market on a post-reverse merger basis (which is anticipated to require raising additional financing in connection with the closing of the Proposed Reverse Merger), the completion of due diligence to the satisfaction of the parties, financing and the satisfaction of certain conditions that are to be negotiated as part of a definitive merger agreement. The foregoing description of the Proposed Reverse Merger is qualified in its entirety by reference to the full text of the Press Release, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

In connection with the Proposed Reverse Merger, the Reporting Persons have entered into an Intention and Exclusivity Agreement (the “Intention and Exclusivity Agreement”) with the Acquisition Target to jointly explore and pursue the possibility of the Proposed Reverse Merger in accordance with the terms of the Non-Binding Letter of Intent. The Intention and Exclusivity Agreement expresses the Reporting Persons’ and the Acquisition Target’s interests in continuing discussions regarding the Potential Reverse Merger and is not intended to, and does not, create any legally binding obligation on any party to consummate the Potential Reverse Merger and the transactions contemplated thereby.

In addition, and other than in connection with Proposed Reverse Merger, the Reporting Persons are contemplating a sale of 100% of the Reporting Persons’ Shares in a block sale/single lot transaction, on such terms and at such times as the Reporting Persons may deem advisable, and depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make sale of the Shares desirable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On December 14, 2022, the Issuer and David E. Lazar, the Issuer’s Chief Executive Officer, entered into an Employment Agreement (the “Employment Agreement”), pursuant to which the Issuer hired Mr. Lazar to serve as the Issuer’s Chief Executive Officer, effective August 16, 2022. Pursuant to the terms of the Employment Agreement, Mr. Lazar will be paid a base salary of $406,000 per year, and will participate in the Issuer’s equity incentive plan (the “Plan”). Due to the Issuer’s current liquidity situation, approximately 70% of Mr. Lazar’s compensation will be deferred until such time as the Compensation Committee of the Board determines that the Issuer has sufficient liquidity to pay the full salary. Mr. Lazar will be eligible to receive an annual bonus, with a target of fifty percent (50%) of his base salary. In addition, Mr. Lazar will be eligible for three performance bonuses on an annual basis, payable in (i) cash and/or (ii) restricted stock under the Plan, each equal to fifty percent (50%) of his base salary, which shall be dependent on the achievement by the Issuer of certain milestones. Furthermore, in the event of a Change of Control (as such term is defined in the Employment Agreement), the Issuer shall pay Mr. Lazar a bonus equal to three percent (3%) of the increased valuation of the surviving corporation resulting from such Change of Control. The foregoing description of the Employment Agreement is qualified in its entirety by reference to the full text of the Employment Agreement, which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Press Release, dated December 15, 2022.

99.2	Employment Agreement, dated December 14, 2022.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2022

ACTIVIST INVESTING LLC

By:	/s/ David E. Lazar
	Name:	David E. Lazar
	Title:	Chief Executive Officer

/s/ David E. Lazar
DAVID E. LAZAR